

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06013785

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 2 3 2006
WASH, D.C.

Subject CSM nv, (SEC File No. 82-34886)

Date May 17, 2006

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release 16 May, 2006: CSM invests in innovative bakery products in Germany.

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

Mariëtte Mantel
CSM nv

PROCESSED
MAY 3 1 2006
THOMSON
FINANCIAL

Enclosure(s)



CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

Press Release

CSM INVESTS IN INNOVATIVE BAKERY PRODUCTS IN GERMANY

Diemen, The Netherlands, 16 May 2006 – CSM's subsidiary BakeMark Deutschland, the largest operating company within the Bakery Supplies Europe division, will expand its production capacity for frozen bakery products at its Delmenhorst factory. CSM, global market leader in bakery supplies, will invest EUR 19 million in this new facility for innovative *American style* products, one of the key categories in the company. The new facility is scheduled to supply the German and other European markets from early 2007 onwards.

This investment is part of CSM's worldwide 3S program (*a Strong company, a Sharp team, and a Solid performance*) leading to the reinforcement of CSM's market positions and organizations.

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel. +31 (0) 20 5906320 / cell phone +31 (0) 6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0) 20 5906228 / cell phone +44 (0) 7767 227506

Background information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl